OMD APPROVAL

OMD Number: 3235-0145
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.____4____)
Bio-Technology General Corp
-----------------------------------------
(Name of Issuer)
Common Stock
-----------------------------------------
(Title of Class Securities)
090578105
-----------------------------------------
(CUSIP Number)
David J. Allen, Esquire, 290 South County Farm Rd., Third
Floor, Wheaton, IL 60187-4526 (630) 588-7200
-----------------------------------------
(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications)
January 22, 1997
-----------------------------------------
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(b) (3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 090578105      PAGE  2  OF  5  PAGES

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
GRACE BROTHERS, LTD.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)/  /
(b)/  /

3 SEC USE ONLY

4 SOURCE OF FUNDS*
WC, OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)/  /

6 CITIZENSHIP OR PLACE OR ORGANIZATION
ILLINOIS LIMITED PARTNERSHIP
              7 SOLE VOTING POWER
NUMBER OF       1,530,614 SHARES
SHARES
BENEFICIALLY  8 SHARED VOTING POWER
OWNED BY        1,339,086
EACH
REPORTING     9 SOLE DISPOSITIVE POWER
PERSON          1,530,614 SHARES
WITH         10 SHARED DISPOSITIVE POWER
                1,339,086
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
2,869,700 SHARES

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*/  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.4%

14 TYPE OF REPORTING PERSON*
BD

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

<PAGE 3>

SCHEDULE 13D

CUSIP NO. 090578105      PAGE  3  OF  5  PAGES

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
BRADFORD T. WHITMORE

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)/  /
(b)/  /

3 SEC USE ONLY

4 SOURCE OF FUNDS*
PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)/  /

6 CITIZENSHIP OR PLACE OR ORGANIZATION
UNITED STATES
              7 SOLE VOTING POWER
NUMBER OF       19,429 SHARES (4,429 SHARES AND OPTIONS TO
SHARES          PURCHASE 15,000 SHARES)
BENEFICIALLY  8 SHARED VOTING POWER
OWNED BY
EACH
REPORTING     9 SOLE DISPOSITIVE POWER
PERSON          19,429 SHARES (4,429 SHARES AND OPTIONS TO
WITH            PURCHASE 15,000 SHARES)
             10 SHARED DISPOSITIVE POWER

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
19,429 SHARES (4,429 SHARES AND OPTIONS TO PURCHASE 15,000
SHARES)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*/  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
<0.1%

14 TYPE OF REPORTING PERSON*
IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

Page  4  of  5  Pages

Item 1.  Security and Issuer

This statement relates to the common stock, par value $.01 per share (the "Common Stock"), issued by Bio-Technology
General Corp, a Delaware corporation (the "Company"), whose principal executive offices are located at 70 Wood Avenue
South, Iselin, New Jersey 08830.



Item 4.  Purpose of Transaction

On January 29, 1997, Bradford T. Whitmore, a general partner of Grace Brothers, Ltd., resigned as a member of the Board of Directors of the Company. Whitmore resigned in order to devote additional time to other business matters and his resignation was not as a result of any concerns or disagreements with the Company's operations, policies or practices. His letter of resignation is attached as Exhibit A to this Amendment No. 4. As a result of this resignation, future filings by the reporting person will be on form 13(G).

On January 22, 1997, Grace Brothers, Ltd. ("GBL") entered into an equity swap with a financial institution covering
400,000 shares of common stock owned by GBL; the details of such transaction are more fully described in Item 6, below.

Except as set forth herein, Grace has no plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of
Item 4 of Schedule 13D under the Act.

Item 5.  Interest in Securities of the Issuer.

(a) As of the date of this filing, Grace beneficially owns
2,869,700 shares of Common Stock, representing approximately
6.4% of the outstanding shares of Common Stock.
Additionally, Bradford T. Whitmore, a general partner of Grace Brothers Ltd. owns 4,429 shares and options to purchase 15,000 additional shares.

(b) Grace is the direct beneficial owner of 1,530,614 shares of the Common Stock and has the sole power to vote and dispose of such position. Grace may also be deemed to be the beneficial owner of securities held by its substantially wholly owned affiliates, and in such case, may be deemed to have shared power to vote and dispose of the positions of Grace Holdings, LP, an Illinois limited partnership (which is the owner of 930,400 shares of Common Stock) and Grace Brothers International, Ltd,. a Bermuda corporation (which is the beneficial owner of 408,686 shares of Common Stock).

<PAGE 5>

Page   5   of     Pages

Item 6.  Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

On January 22, 1997, GBL entered into an equity swap with a financial institution covering 400,000 shares of common stock owned by GBL. Subject to early termination rights, the swap will remain outstanding until February 28, 2000. The relevant price for purposes of determining the counterparties' benefits under the swap is $14.1122 per share, such that if the price of the common stock is above $14.1122 at the end of the swap term, GBL will pay such difference to its counterparty, and if the price of the common stock is below $14.1122 at the end of the swap term, the counterparty will pay such difference to GBL. Additional details regarding the swap transaction are described in Exhibit B to this Amendment No. 4.

Item 7.  Items to be filed as Exhibits.

Exhibit A - Letter of Resignation
Exhibit B - Form of swap transaction confirmation, dated as of January 22, 1997, by Lehman Brothers to the counterparties described therein.

SIGNATURE

Grace Brothers, Ltd., after reasonable inquiry and to the best of its knowledge and belief certifies that the information set forth in this statement is true, complete and correct.



Grace Brothers, Ltd.

By:____________________
   Bradford T. Whitmore
   General Partner
   Grace Brothers, Ltd.

Dated:  January 29, 1997

<PAGE 6>
EXHIBIT A

January 29, 1997

Dr. Sim Fass
President and CEO
Bio-Technology General Corporation
70 Wood Avenue South
Iselin, NJ 08830

Dear Sim:

After serious consideration, I have determined to resign as a director of Bio-Technology General Corporation, effective immediately. This decision did not come easily, as I have a tremendous amount of respect and admiration for you and your management team. You have all accomplished a great deal in the past several years. In addition, I enjoyed being a part of a very talented and professional Board of Directors, and I feel that this group will continue to ably advise and direct the Company's activities. However, time constraints have dictated that I resign. This resignation is for personal reasons and is in no way related to any concerns or disagreements with the Company's operation, policy, or practices. I wish everyone on the Bio-Technology General team continued success in the future.

Best Regards,



Bradford T. Whitmore


EXHIBIT B

January 24, 1997

Swap Transaction

Grace Brothers, Ltd.
1560 Sherman Avenue
Suite 900
Evanston, IL 60201-4818
Attention:  Brad Whitmore
Telephone Number:  847-733-1230
Facsimile Number:  847-733-0339

Master Number:  GRBR0122
LBF Reference Number:  N97010050

Dear Sir/Madam:

The purpose of this letter agreement (this "Confirmation") is to confirm the terms and conditions of the Swap Transaction entered into between you and us on the Trade Date specified below (the "Swap Transaction"). This letter agreement constitutes a "Confirmation" as referred to in the ISDA Master Agreement specified below.

The definitions and provisions contained in the 1991 ISDA
Definitions (as published by the International Swap Dealers
Association, Inc.) are incorporated into this Confirmation.
In the event of any inconsistency between those definitions and provisions and the Confirmation, this Confirmation will govern.

1. This Confirmation evidences a complete binding agreement between Lehman Brothers Finance S.A. ("Party A") and Grace Brothers Ltd. ("Party B") as to the terms of the Transaction to which this Confirmation relates. In addition, you and we agree to use all reasonable efforts promptly to negotiate, execute and deliver an agreement (the "Master Agreement") in the form of the ISDA Master Agreement (Multicurrency-Cross Border) (the "ISDA Form"), with such modifications as you and we will in good faith agree. Upon the execution by you and us of such an agreement, this Confirmation will supplement, form a part of, and be subject to that agreement. All provisions contained or incorporated by reference in that agreement upon its execution will govern this Confirmation except as expressly modified below. Until we execute and deliver that agreement, this Confirmation, together with all other documents (each a "Confirmation") confirming transactions entered into between us and referring to ISDA Form, shall supplement, form a part of, and be subject to an agreement in the form of the ISDA Form as if we had executed an agreement in such form (but without any Schedule) on the Trade Date of the first such transaction between us. In the event of any inconsistency between the provisions of that agreement, or the Master Agreement when executed, and this Confirmation, this Confirmation will prevail for the purpose of this Transaction.

In addition, this Confirmation shall itself evidence a complete and binding agreement between you and us as to the terms and conditions of the Swap Transaction to which this Confirmation relates.

2. The terms of the particular Swap Transaction to which this Confirmation relates are as follows:

Agent:  Lehman Brothers Inc. ("LBI") is confirming this Swap
Transaction for both Party A and Party B. LBI has no obligations, by guarantee, endorsement or otherwise, with respect to the performance of this Transaction by either party hereto.

Notional Amount: USD5,644,880. In addition, in the event of any partial termination of this Swap Transaction, the Notional Amount shall be reduced by multiplying it by a fraction the numerator of which is equal to the Number of Selected Securities immediately after such partial termination and the denominator of which is equal to the Number of Selected Securities immediately prior to such partial termination.

<PAGE 7>

Trade Date:  January 22, 1997
Effective Date:  January 27, 1997
Termination Date:  March 2, 2000
Early Termination: a) If, on any date on or prior to the Termination Date, a Merger Event occurs with respect to (i) any of the Selected Securities or (ii) equity shares of the same class as the Selected Securities (in each case, the "Affected Shares"), and such Merger Event results in a taxable event for the holder of the Affected Shares, then the Merger Date will be deemed to be the Final Equity Valuation Date with respect to this Swap Transaction. If a Merger Event other offer or exchange made generally available to holders of the Selected Securities or equity shares of the same class as the Selected Securities, results for Party B in a non-taxable disposition of all or some of the Selected Securities (the "Non-Affected Shares"), and provided further that, with respect to the Non-Affected Shares, such event results in Party B's ownership of non-restricted, registered common equity shares, publicly traded on a national exchange or Nasdaq NMS (the "New Shares"), then this Swap Transaction shall continue (subject to paragraph (e) below) and the New Shares shall become (or be included among, in the case of a partial exchange) the Selected Securities, and the Number of Selected Securities shall be equal to the aggregate of the number of New Shares and the number of Selected Securities unaffected by such offer or exchange.

b) If such Merger Event results for Party B in a disposition of the Selected Securities that is partially taxable under the United states Internal Revenue Code, then this Swap Transaction shall be partially terminated to the extent that the disposition is taxable, with the Merger Date deemed to be the Final Equity Valuation Date for that portion of this Swap Transaction which is being terminated. This Swap Transaction shall continue to the extent that the disposition is nontaxable and results in Party B's continued ownership of the New Shares, which New Shares shall become the Selected Securities, and the Number of Selected Securities shall be equal to the Number of New Shares acquired in connection with the Merger Event.

c) A tax-free spinoff of new equity securities that are non-restricted shares, freely and publicly traded on a national exchange of NASDAQ NMS, shall result in Price(t) being adjusted by multiplying it by a fraction, the numerator of which is the Share Closing Value of the Selected Securities on the ex-distribution date and the denominator of which is the Share Closing Value of the Selected Securities on the ex-distribution date plus the Share Closing Value of the new equity securities on the ex-distribution date. The Swap Transaction shall apply to the new securities so distributed, with Price(t) for the new securities set equal to their Share Closing Value on the ex-distribution date.

d) If in connection with any hedge of this Swap Transaction, Party A is unable to obtain the Selected Securities, either directly or through any of its affiliates, through the securities lending market at a competitive level and on a basis consistent with the economic assumptions of the parties as of the Trade Date, then Party A may terminate this Swap Transaction. In the event that Party A elects to terminate this Swap Transaction pursuant to this paragraph, Party A shall notify Party B of such election (such date of notification being the "Party A Early Termination Notification Date"), and five (5) Business Days following the Party A Early Termination Notification Date shall be deemed to be the Final Equity Valuation Date.

e) Party B may terminate this Swap Transaction, in whole or in part, on any Business Day from and including the Trade Date to and including the Termination Date by providing five
(5) Business Days' notice to Party A (such date of notification being the "Party B Early Termination Notification Date"), without any penalty, and five (5) Business Days following the Party B Early Termination Notification Date shall be deemed to be the Final Equity Valuation Date.

f) The parties agree that all amounts payable pursuant to this Early Termination section shall be in addition to, and not in lieu of, the settlement of all obligations arising from a termination of the Swap Transaction.

<PAGE 8>

Final Adjustments: For the final Calculation Period, the sum of the following, calculated daily, from and including the date on which Party A begins to unwind its hedge (the "Hedge Unwind Initiation Date") to and including the Final Equity Valuation Date, shall be subtracted from Party A's Floating
Amount:
[N*H*(FR-0.75%)*D3/360]
Where:
"N"= the Notional Amount
"H"= the total number of shares executed on any day for the purpose of Party A's unwind of its hedge divided by the Number of Selected Securities
"FR"= Floating Rate Option
"D3"= the actual number of days from and including the third Exchange Business Day from that Date to but excluding the Termination Date.

If any date from and including the Hedge Unwind Initiation Date to and including the Final Equity Valuation date is an ex-dividend date with respect to the selected Securities, then the Equity Dividend Amount for the corresponding Calculation Period shall be deemed to exclude all dividends attributable to the number of shares of the Selected Securities for which Party A has unwound its hedge as of the close of trading on the Exchange Business Day immediately preceding the ex-dividend date.

Selected Securities:  Freely tradeable common shares of Bio-
Technology General (the "Issuer")/Ticker:  BTGC.

Number of Selected Securities: 400,000 as adjusted appropriately to take into account stock dividends and stock splits. In addition, in the event of any partial termination of this Swap Transaction, the Number of Selected Securities shall be reduced by that number of Selected Securities attributable to such partial termination.

Net Payments:  Applicable

Settlement:  USD

Business Days:  New York

Business Day Convention:  Modified Following

Period End Date:  The Final Equity Valuation Date

Final Equity Valuation Period: Five (5) Business Days up to and including the Final Equity Valuation Date, provided that each such day is an Exchange Business Day and subject further to modification as provided in Section 4.

Final Equity Valuation Date:  February 28, 2000

Payment Date:  Three (3) Business Days following the Period
End Date, which date must be an Exchange Business Day.

Calculation Period: Each Calculation Period shall extend from, and including, one Payment Date to, but excluding, except that the initial Calculation Period shall commence on, and include, the Effective Date and the final Calculation Period shall end on, but exclude, the Termination Date.

<PAGE 9>

Party A Floating Amounts:

Calculation Amount:  The Notional Amount

Floating Rate for initial Calculation Period:
5.5625% (exclusive of the Floating Rate Spread)

Floating Rate Option: USD-LIBOR-BBA (as currently set forth on Telerate p. 3750)

Designated Maturity:  Three months

Floating Rate Spread:  Minus 0.75%

Floating Rate Day Count Fraction:  Actual/360

Reset Date:  The first day of each Calculation Period

Compounding:  Inapplicable

Upfront Payment:  On the Effective Date, Party A shall pay to
Party B USD5,362,636 (which amount shall not exceed 95% of the Notional Amount).

Party A Capital Depreciation Amount: If, on the Final Equity Valuation Date, the result of the Formula to determine the Capital Appreciation amount is a negative amount, then Party A shall pay the absolute value of such amount to Party B on the final Payment Date, provided that the maximum Capital Depreciation Amount payable by Party A shall be USD4,644,880.

Party B Floating Amounts:

Calculation Amount:  Up to 95% of the Notional Amount

Floating Rate for initial Calculation Period:  5.5625%
(exclusive of the Floating Rate Spread)

Floating Rate Option: USD-LIBOR-BBA (as currently set forth on Telerate p. 3750)

Designated Maturity:  Three months

Floating Rate Spread:  Plus 0.75%

Floating Rate Day Count Fraction:  Actual/360

Reset Date:  The first day of each Calculation Period

Compounding:  Inapplicable

Final Payment:  Party B shall pay to Party A the Upfront
Payment on the Termination Date.

Party B Capital Appreciation Amount:  If the result of the
Formula to determine the Capital Appreciation amount is a positive amount on the Final Equity Valuation Date, then
Party B shall pay such amount to Party A on the Termination
Date.

Dividends:  Party B shall pay to Party A, the Equity Dividend
Amount, if any, when such amount is paid by the Issuer to holders of record of the Selected Securities.

<PAGE 10>

Collateral: As security for the payment of all amounts and delivery of all securities due or that may become due from Party B to Party A under this Swap Transaction, Party B, on the Effective Date, hereby pledges, assigns, transfers and grants to Party A a first lien on, and a security interest in, the Selected Securities in an amount equal to the total Number of Selected Securities (the "Collateral"). Party B hereby agrees and acknowledges that Party A shall have all the rights under the Pledge Agreement dated as the Trade Date. Party A agrees to return the total Number of Selected Securities to Party B immediately upon settlement of all payment obligations hereunder or, in the case of a partial termination as specified in Section 2, that fraction of the Number of Selected Securities attributable to such partial termination, and the Number of Selected Securities shall be reduced by that number of Selected Securities returned to Party B in connection with such partial termination.

Party B has the right to substitute Equivalent Collateral (as such term is defined in the Pledge Agreement.)

Party B hereby agrees that Party A shall have the right, during any period in which this Transaction remains in effect, (a) to pledge, repledge, hypothecate, or rehypothecate the Collateral, (b) to lend the Collateral and all attendant rights of ownership (including voting rights) to parties affiliated with Party A or others, or (c) to enter into repurchase transactions with respect to the Collateral with parties affiliated with Party A or others, in each case directly or through agents (including agents affiliated with Party A), separately or in common with other securities or property, and without retaining in Party A's possession or control for delivery a like amount of similar securities or other property. Party B acknowledges that Party A and it affiliates may realize profits or other benefits in connection with transactions involving the Collateral authorized under this section and agrees that Party A shall not be accountable to Party B therefor.

Right of Set-off: Party B shall have the right to set-off against the Upfront Payment due on the Termination Date the amount of the Party A Capital Depreciation Amount or any other amounts payable by Party A to Party B as of the Termination Date. Simultaneous with Party B's payment of all amounts payable by Party B on the Termination Date (giving effect to any set-off pursuant to the preceding sentence), Party A shall return the Collateral to Party B. If Party A breaches its obligation to return the Collateral to Party B, then Party B shall have the further right to set-off the value of the Collateral against the Upfront Payment, in addition to all of Party B's other rights and remedies as a result of the breach.

<PAGE 11>

Other Provision: Party A and Party B agree that, for Federal, state and local income and franchise tax purposes, the Swap Transaction contemplated hereby is properly characterized as a loan together with an equity swap, as described in this paragraph, and agree reasonably not to take any position to the contrary. The loan is as follows: (1) Party A loans to Party B the Upfront Payment on the Hedge Completion Date in the amount of USD5,362,636 (which amount shall be subject to adjustments and partial terminations, if any); (2) interest on the loan is payable by Party B on the specified Payment Dates at a rate of three month USD-LIBOR-BBA plus 0.75%; and (3) the loan will be repaid by Party B to Party A on the Termination Date by payment of the Upfront Payment to Party A (which amount shall be subject to adjustments and partial terminations, if any). The equity swap is as follows: (1) Party A pays to Party B, on all specified Payment Dates, three month USD-LIBOR-BBA minus 0.75% multiplied by the Notional Amount multiplied by the Floating Rate Day Count Fraction; (2) Party B shall pay to Party A the Equity Dividend Amount on the date(s) specified herein; and (3) on the Termination Date, either (x) Party A shall pay the Capital Depreciation amount to Party B or (y) Party B shall pay the Capital Appreciation amount to Party A. With the exception of the payment of the Equity Dividend Amount, which shall be paid by Party B to Party A when such amount is paid by the Issuer to holders of record of the Selected Securities, there shall be one net payment due on each Payment Date under the Swap Transaction.

Party B Representations: Party B represents that (i) it is not entering into this Transaction on behalf of or for the accounts of any other person or entity, and will not transfer or assign its obligations under this Transaction or any portion of such obligations to any other person or entity except in compliance with applicable laws and the terms of this Transaction; (ii) it has provided to LBI, as agent for LBF, financial and other information concerning its investment objectives and risk tolerance, which information is contained in its LBI account documentation, and has not been rendered misleading or obsolete; (iii) it understands that this Transaction is subject to complex risks which may arise without warning, may at times be volatile, and that losses may occur quickly and in unanticipated magnitude;
(iv) it is authorized to enter into this Transaction and such action does not violate any laws of its jurisdiction of organization or residence or the terms of any agreement to which it is a party; (v) it has consulted with its legal advisor(s) and has reached it own conclusions about this Transaction, and any legal, regulatory, tax, accounting or economic consequences arising from this Transaction; and (vi) it has concluded that this Transaction is suitable in light of its own investment objectives, financial capabilities and expertise.

Neither Party A nor any of its affiliates has advised Party B with respect to any legal, regulatory, tax, accounting or economic consequences arising from this Transaction, and neither Party A nor any of its affiliates is acting as agent or advisor for Party B in connection with this Transaction.

<PAGE 12>

Party B further represents that it is not entering into this Transaction while in possession of material non-public information concerning the business, operations or prospects of the Issuer(s).

"Material" information for these purposes is any information to which an investor would reasonably attach importance in reaching a decision to buy, sell or hold securities of the Issuer(s).

Party B represents that:

(a) it acknowledges that this Swap Transaction is a privately negotiated contract and is not registered under the Securities Act of 1933 (the "Act");

(b) it has held the Selected Securities since August 1994;

(c) it acquired the Selected Securities in the open market;
and

(d) as of the Trade Date, it owns a total of 1,530,614 common shares of the Company (zero shares held in escrow), and hereby expressly disclaims beneficial ownership
(including any economic interest) of common shares of the Company other than the number of shares stated above.

Calculation Agent:  Lehman Brothers Inc.

Governing Law:  New York

3.  Certain Definitions.  For purposes of this Swap
Transaction, the following terms shall have the indicated meanings:

"Capital Appreciation" means an amount equal to the greater of (i) zero and (ii) an amount determined in accordance with the Formula set forth below:

Formula:  [Price(t+1)*N(t+1)]-[Price(t)*N(t)]

Where:

Price(t+1)= the average execution price at which Party A unwinds its hedge hereunder, net of any withholding tax, stamp tax, or any other tax, duties, fees or commissions payable in respect of such unwind.

Price(t)= USD14.1122.

N(t+1)= the Number of Selected Securities on the Final Equity
Valuation Date.

N(t)= the Number of Selected Securities on the Effective
Date, as adjusted for any partial termination.

"Capital Depreciation" means the absolute value of the result of the Formula to determine the Capital Appreciation amount if such result is a negative amount.

<PAGE 13>

"Equity Dividend amount" means an amount equal to (i) the cash dividends or other cash distributions and (ii) the cash equivalent market value, as determined at the close of trading on the distribution date, of any other property (other than property received in a ax-free spinoff, stock dividend or stock split) to which holders of record of the Selected Securities during the period from, and including the Effective Date to, but excluding the Termination Date would be entitled.

"Exchange" means Nasdaq NMS.

"Exchange Business Day" means a day that is (or, but for the occurrence of a Market Disruption Event, would have been) a trading day on each of the Exchange and each Related Exchange(s) other than a day on which trading on any such exchange is scheduled to close prior to its regular weekday closing time.

"Related Exchange(s)" shall not be applicable to this Swap
Transaction.

"Merger Event" means any (i) reclassification or change of any of the Selected Securities that results in a transfer of or an irrevocable commitment to transfer all outstanding shares, (ii) consolidation, amalgamation or merger of the issuer with or into another entity (other than a consolidation, amalgamation or merger in which the issuer is the continuing entity and which does not result in any such reclassification or change of all outstanding shares) or
(iii) other takeover offer for the shares that results in a transfer of or an irrevocable commitment to transfer all the Shares (other than the shares owned or controlled by the offeror), in each case if the Merger Date is on or before the Termination Date.

"Merger Date" means the date upon which all holders of the Selected Securities (other than, in the case of a takeover offer, shares owned or controlled by the offeror) have agreed or have irrevocably become obliged to transfer their shares.

"Share Closing Value" means the closing price of the Selected
Securities, as quoted by the Exchange on the relevant date.

"Valuation Time" means at the close of trading on the Exchange on the relevant date.

4. Market Disruption Event. If there is a Market Disruption Event on any day during the Final Valuation Period, then that day will be replaced in the Final Equity valuation Period by the first succeeding Exchange Business Day, immediately following the Final Equity valuation Period, on which there is no Market Disruption Event. Each Exchange Business day which replaces a day in the original Final Equity Valuation Period shall replace only one day in the original Final Equity Valuation Period except if such Exchange Business Day is the tenth Exchange Business Day immediately following the Final Equity Valuation Date. If the Market Disruption Event persists for more than ten (10) Exchange Business Days immediately following the Final Equity Valuation Period, however, then, (i) that tenth day shall be deemed to be within the Final Equity Valuation Period, (ii) the Calculation Agent shall determine the value of the Selected Securities as of the Valuation Time on that tenth day using its good faith estimate of the market value o fthe Selected Securities as of the Valuation Time on that tenth Exchange Business Day, and (iii) the value of the Selected Securities as determined on that tenth day shall be assigned to all remaining days within the Final Equity Valuation Period that are affected by the Market Disruption Event.

<PAGE 14>

The value of the Selected Security on each Exchange Business Day that replaces one or more day(s) in the Final Equity Valuation Period shall receive a weighting in the determination of Price(t+1) equal to that number of days in the original Final Equity Valuation Period that it replaces.

"Market Disruption Event" means the occurrence or existence on any Exchange Business Day during the one-half hour period immediately before the Valuation Time of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the relevant Exchange or otherwise) in (a) the Share on the Exchange, or (b) any options contracts or futures contracts relating to the Share on any Related Exchange if, in any such case, that suspension or limitation is material, in the determination of the Calculation Agent.

The Calculation Agent shall as soon as reasonably practicable under the circumstances notify the parties or other party, as the case may be, of the existence of a Market Disruption Event on any day that but for the occurrence or existence of a Market Disruption Event would have been the Final Equity Valuation Date.

5.  Account Details

Account Details for Party A in USD:
First Chicago International, New York
Swift Code: FNBC US 33
For the account of Lehman Brothers Holdings
PLC favour Lehman Brothers Finance S.A.
Account Number: 1031753/5001

Account Details for Party B in USD:
Grace Brothers Ltd.

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing the copy of this Confirmation enclosed for that purpose and returning it to us or by sending to us a letter or telex substantially similar to this letter, which letter telex sets forth the material terms of the Swap Transaction to which this Confirmation relates and indicates agreement to those terms.

Yours sincerely,

LEHMAN BROTHERS FINANCE S.A.

By:_______________                By:______________
   Name:                             Name:
   Title:                            Title:

Confirmed as of the
date first above written:

GRACE BROTHERS LTD.


By:_______________
   Name:
   Title: